1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 28, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

NOTIFICATION LETTER

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

29 December 2011

Dear Shareholder,

Yanzhou Coal Mining Company Limited (the “Company”)

– Notice of Publication of Notice of EGM, Form of Proxy and Reply Slip (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.yanzhoucoal.com.cn and the HKExnews’s website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKExnews’s website and viewing them require Adobe® Reader®.

Shareholders may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future, please complete the Change Request Form on the reverse side and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label (no stamp is required if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send email with a scanned copy of the duly completed and signed Change Request Form to YanzhouCoal.ecom@computershare.com.hk. The Change Request Form may also be downloaded from the Company’s website at www.yanzhoucoal.com.cn or the HKExnews’s website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via Website version, for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays within 28 calendar days beginning from the date of this letter.

Yours faithfully, By order of the Board Yanzhou Coal Mining Company Limited Li Weimin Chairman of the Board

Note:	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

Change Request Form

To:	Yanzhou Coal Mining Company Limited (“Company”)

(Stock Code: 01171)

c/o Hong Kong Registrars Limited

17M Floor,

Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

I/We have already received a printed copy of the Current Corporate Communications in Chinese / English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website:

Part A -	I We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:

(Please mark ONLY ONE (X) of the following boxes)

☐	I/We would like to receive a printed copy in English now.

☐	I/We would like to receive a printed copy in Chinese now.

☐	I/We would like to receive both the printed English and Chinese copies now.

Part B -	I/We would like to change the choice of language and means of receipt of future Corporate Communications of the Company as indicated below:

(Please mark ONLY ONE (X) of the following boxes)

☐	read the Website version of all future Corporate Communications published on the Company’s website in place of receiving printed copies; and receive a notification letter of the publication of Corporate Communication on website; OR

☐	to receive the printed English version of all future Corporate Communications ONLY; OR

☐	to receive the printed Chinese version of all future Corporate Communications ONLY; OR

☐	to receive both printed English and Chinese versions of all future Corporate Communications.

Name(s) of Shareholder(s)#		Date

Address#	(Please use ENGLISH BLOCK LETTERS)

Contact telephone number	(Please use ENGLISH BLOCK LETTERS)	Signature(s)

# You are required to fill in the details if you download this Change Request form from the Company’s Website.

Notes:

1.	Please complete all your details clearly.
2.	If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.
3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
4.	For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form.
5.	Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent to our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company’s website (www.yanzhoucoal.com.cn) for five years from the date of first publication.

291211-01171-3

MAILING LABEL
Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	Hong Kong Registrars Limited Freepost No. 37 Hong Kong

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC